Denison Mines Corp.
1100 – 40 University Ave
Toronto, ON M5J 1T1
www.denisonmines.com
@DenisonMinesCo

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES
 OR FOR DISSEMINATION IN THE UNITED STATES

PRESS RELEASE

DENISON COMPLETES BOUGHT DEAL OFFERING
OF FLOW-THROUGH COMMON SHARES

Toronto, ON – May 20, 2016   Denison Mines Corp. ("Denison" or the "Company") (TSX:DML)(NYSE MKT:DNN) is pleased to announce that it has completed its previously announced private placement offering (the "Offering") of common shares issued on a "flow-through" basis pursuant to the Income Tax Act (Canada) (the "Flow-Through Shares").

On closing of the Offering today, the Company issued 15,127,805 Flow-Through Shares, through a syndicate of underwriters co-led by Dundee Securities Ltd. and TD Securities Inc. and including Raymond James Ltd. and Cantor Fitzgerald Canada Corporation (together, the "Underwriters"), at a price of CAD$0.82 per Flow-Through Share, for aggregate gross proceeds to Denison of CAD$12,404,800. The proceeds include CAD$2,400,800 (from the issuance of 2,927,805 Flow-Through Shares) issued in connection with the exercise of the Underwriters' option. The number of Flow-Through Shares issuable pursuant to the Underwriters' option was increased from 2,440,000 shares to 2,927,805 shares to accommodate additional demand for the Offering. The Flow-Through Shares are subject to a four-month hold period which will expire on September 21, 2016.

The Company has agreed to use the gross proceeds of the Offering for "Canadian exploration expenses" (within the meaning of the Income Tax Act (Canada)) and anticipates using the gross proceeds for expenses related to the Company's Canadian uranium mining exploration projects in Saskatchewan – including the Company’s flagship Wheeler River project, located in the infrastructure rich eastern portion of the Athabasca Basin. The Company has agreed to renounce such Canadian exploration expenses with an effective date of no later than December 31, 2016.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan. Including its 60% owned Wheeler River project, which hosts the high grade Phoenix and Gryphon uranium deposits, Denison's exploration portfolio consists of numerous projects covering over 350,000 hectares in the eastern Athabasca Basin. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 61.55% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, and a 90% interest in the Dome project in Namibia. Denison has recently entered into an agreement with GoviEx Uranium Inc. (GXU: CSE) to sell its African interests, with an expected closing date in late May or early June, 2016.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes “forward-looking information” and "forward-looking statements" (collectively, "forward-looking statements"), within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “believes”, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”. In particular, this press release contains forward-looking statements pertaining to the anticipated use of proceeds of the Offering and the Company's exploration activities, plans and objectives and the proposed sale of the Company’s African assets.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but there can be no assurance that such statements will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the “Risk Factors” in Denison’s Annual Information Form dated March 24, 2016 available under its profile at www.sedar.com and in its Form 40-F available at www.sec.gov/edgar.shtml. These factors are not, and should not be construed as being, exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in its expectations except as otherwise required by applicable legislation.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein in the United States. The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered, sold or resold in the United States.